Alpha Technology Group Limited

October 30, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Marion Graham

Re:	Alpha Technology Group Limited
Registration Statement on Form F-1, as amended
Initially Filed on July 17, 2023
File No. 333-273289

Ms. Graham:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Alpha Technology Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on October 30, 2023, or as soon thereafter as practicable.

Very truly yours,

Alpha Technology Group Limited

By:	/s/ Leung Tsz Him
	Name:	Leung Tsz Him
	Title:	Chief Executive Officer (Principal Executive Officer)